UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          FORM 10 - SB
                          Amendment #1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          Costas, Inc.
                 --------------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           88-0411500
       --------------                       ------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


   3356 Eagle Way, Rosamond,                   93560
          California
 -----------------------------               ---------
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (661)-256-2168

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered
------------------------------     ------------------------------
------------------------------     ------------------------------
------------------------------     ------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 2,908,400 issued and outstanding as of December 31, 2002.




PAGE-1-




                        TABLE OF CONTENTS

Part I                                                                       3

 Item 1. Description of Business                                             3
 Item 2. Management's Analysis of Financial Condition and Plan of Operation  8
 Item 3. Description of Property                                             9
 Item 4. Security Ownership of Certain Beneficial Owners and Management     10
 Item 5. Directors and Executive Officers, Promoters and Control Persons    10
 Item 6. Executive Compensation                                             11
 Item 7. Certain Relationships and Related Transactions                     12
 Item 8. Description of Securities                                          12

Part II                                                                     14

 Item 1. Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters                             14
 Item 2. Legal Proceedings                                                  15
 Item 3. Changes in and Disagreements with Accountants                      15
 Item 4. Recent Sale of Unregistered Securities                             15
 Item 5. Indemnification of Directors and Officers                          16

Part F/S                                                                    18

Part III                                                                    31

SIGNATURES                                                                  32









PAGE-2-




INTRODUCTORY STATEMENT

Costas, Inc. ("Costas" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company intends to pursue listing on the Over the Counter Bulletin Board[R] (OTCBB[R]). Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Exchange Act of 1934. The Company cannot assure such listing may in fact transpire given that the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers (the "NASD") are collectively responsible for authorizing such listing and such authorization may not be forthcoming due to circumstances not presently known to the Company.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," believe," anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.


                             Part I

Item 1.   Description of Business

A.Business Development

Costas,  Inc.,  hereinafter  referred  to  as  the  "Company"  or
"Costas," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on December 10, 1998 (NV# C28794-1998). The Articles of Incorporation of the Company authorized the issuance of twenty million (20,000,000) shares of $0.001 par value Common Stock and five million (5,000,000) shares of Preferred Stock. As of December 31, 2002, the Company has issued approximately 2,908,400 shares of Common Stock to approximately thirty-two (32) shareholders of record.

Costas is a development stage company that has a primary business plan to acquire, improve, and re-market undeveloped real estate in Las Vegas, Nevada and its surrounding communities.

The Company plans to generate revenues by: (a) acquiring tracts of undeveloped lands that will be marketed in various phases of improvement and development; (b) construction of homes on the improved land only after a home has been contracted for by the purchaser or a joint venture agreement has been reached with a existing home builder; (c) construction of retirement housing in subdivision form if proper debt financing can be arranged by the Company or joint venture with existing home builders can be negotiated and executed; and (d) development and management of various mobile home/recreational vehicle parks.

Costas so far has limited its operations primarily to startup and development activities. Moreover, we have limited capital resources. In the approximately four years of operation from December
10, 1998 (Date of Inception) to December 31, 2002, the Company generated revenues amounting to $20,700 from the gain on the sale of land and interest income on a related note receivable for such sale of land and posted a net loss of $16,296 resulting from start-up, general administrative expenses and compensation to a related party. The Company is considered a development stage company.




PAGE-3-




The Company's executive offices are located at 3356 Eagle Way, Rosamond, California 93560, phone: (661)-256-2168.

The Company's fiscal year end is December 31.

B.Business of Issuer

(1)    Principal Products Or Services And Their Markets


The Company plans to acquire reasonably priced, smaller tracts of undeveloped land that will be re-marketed in various phases of improvement and development. It is the Company's primary intent to render improvements to undeveloped tracts of land for resale. As of the date of this filing, the Company has not successfully acquired any properties but we have consummated the execution of leases with option to purchase pertaining to two (2) parcels each located in Pahrump, Nevada.. Pahrump is located 65 miles southwest of Las Vegas, Nevada.

The future value of land often depends greatly on the availability of gas, electricity and sewer services. Some communities control their growth by refusing to issue permits for the installation of these utilities. Because a local moratorium on gas or sewer installations can destroy the timing strategy for a particular development, an investor in land should carefully select those parcels that can be developed with as few potential difficulties as possible. In the long run, growth management may result in ever-increasing prices for developments and serious shortages of land for housing.

Investors in raw acreage can be classified as either speculators or developers, as can purchasers of small lots. A larger land parcel can be bought for resale as a single unit or for subdividing into either improved or unimproved lots. In the former situation, the investor acts as a speculator, holding the land for growth in value, and then selling the tract intact.

Properties for potential acquisition will be identified by the development of a network of acquisition sources, including may include real estate brokers, attorneys, outside consultants, bankers and property owners in areas where the Company has decided to focus its activities. The current focus of the Company's acquisition targeting will be Las Vegas, Nevada and surrounding communities including Pahrump, Nevada.

The Company plans to select locations for its raw land development on the basis of accessibility to major highways and thoroughfares, airports, proximity to shopping areas, medical facilities and community cultural and recreation centers. The Company generally acquires small tracts of land that require site improvements prior to construction. The tracts of land are separated into phases for both development and construction. The Company typically acquires land on which construction can begin within three years.

Construction on Developed Tracts of Land

In limited circumstances, the Company may participate in the construction of various types of housing and buildings on the developed land only after a home or building has been contracted for by the purchaser or a joint venture agreement has been reached with a existing home builder. Further, the Company also may participate in the construction of retirement housing in subdivision form if the proper debt financing can be arranged or a joint venture with an existing homebuilder can be negotiated. Lastly, the Company may improve these undeveloped tracts of land as mobile home or recreational vehicle site pads and then either manage these developments or resell them immediately after these particular improvements have been rendered.




PAGE-4-




Subdividing for Sale or Further Development

The Company plans on eventually purchasing large plots of raw land with the intent to improve and then subdividing the real estate for either further development or individual resale to small to medium size homebuilders.

Speculation in acreage places an investor in a somewhat passive role while waiting for values to rise to the point where profitable sales can be made. On the other hand, development of acreage into subdivisions requires an investor to play a more active role in order to market the inventory of lots. Often, investors or builders purchase raw acreage situated on the boundary of an expanding community, improve the property, subdivide it and sell lots or build houses, apartments, offices or shopping centers on the land.

  A developer who improves raw land for construction purposes and maintains an inventory of lots as a function of this ongoing business is called a land banker. Besides the purchase price of the unimproved acreage, the costs of land banking include property taxes, interest, off- site and on-site improvements, engineering, site development, plat acceptance, sales commissions, insurance and costs incurred because of timing constraints. The skills, risks and responsibilities required of the land banker-developer make this a very specialized segment of real estate investment.

To begin the development process, a land banker purchases a parcel of raw land and prepares plats and maps of the property designating street locations, lot sizes and the general plan for the entire proposed development.

These plats, usually drawn by licensed civil engineers, are submitted to the appropriate community regulating agencies for approval of design and zoning. After meeting local governmental requirements, including submission of a full environmental impact study, the sub divider will proceed to prepare the land and sell lots to both individuals and builders.

Depending on the amount of acreage involved in the development, the resulting subdivision may follow the style of surrounding neighborhoods or may acquire a distinct character of its own. Many large-scale developments include land designated for the location of a school and/or a park, including swimming pool, tennis courts, clubhouse and, perhaps, even a golf course.

Most well-planned subdivisions include a set of restrictions itemizing the type, design and quality of the improvements to be constructed on the lots therein. These subdivision restrictions are recorded and become covenants that run with the land so that each lot buyer and subsequent homeowner is required to observe these restrictions. Their enforcement becomes the responsibility of the neighborhood association formed after the project is completed. The restrictions are designed to create an economic and physical homogeneity within a neighborhood, important for maintaining property values. By restricting lots to residential construction, incompatible uses are eliminated. By requiring a minimum square or cubic footage for each house, an economic floor is created, limiting the neighborhood residents to those who can afford to purchase a home of the specified size.




PAGE-5-




Many builders do not have the financial capacity, the expertise or the inclination to become involved in land development. Such builders prefer to leave this type of real estate investment opportunity to those with proven skill in the field. Smaller builders are usually content to purchase lots from a developer-land banker, either singly or in packages of from 5 to 50 lots, depending on their needs. The prices paid for these lots reflect the developer's cost of acquisition, preparation and desired rate of return on the investment. For smaller builders, this technique of land acquisition is much less costly and demanding than an active entry into the field of subdividing.

(2)    Distribution Methods Of The Products Or Services

Properties that have been acquired and improved will be marketed by the Company on an individual basis through direct advertising in local publications or through referrals received from the development of a network of real estate brokers and outside consultants.

(3)    Status Of Any Publicly Announced New Product Or Service

Costas has not publicly announced any products or services.

(4)     Competitive  Business Conditions And The  Small  Business
  Issuer's  Competitive Position In The Industry And  Methods  Of
  Competition

The industry in which the Company plans to compete is highly fragmented. The Company believes there are many small, local competitors in locations where it plans to purchase tracts of land. The Company plans to compete with these entities by purchasing small tracts of undeveloped real estate only under discounted price conditions including but not limited to foreclosures or motivated sellers seeking expeditious sales. Most of the Company's competitors purchase such tracts of land either with the intent of: (1) initiating large construction projects such as planned master communities or commercial business buildings; or (2) to hold such large tracts of land for appreciation to resale at a later date with no intention of improving the land.

If the Company decides to develop further a tract of land it has acquired for resale, the Company will be competing with large and small builders on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price. Some competing builders have nationwide operations and substantially greater financial resources and the industry is consolidating and competing builders are offering substantially similar, standardized styles of homes. The Company's products must also compete with re-sales of existing homes and available rental housing.

The Company intends to develop only those tracts of improved lands when the particular piece of land can be further developed with very little financial risk to the Company. The Company may provide the construction of various types of housing and buildings on the developed land only after a home or building has been contracted for by the purchaser or a joint venture agreement has been reached with an existing homebuilder. The Company also may participate in the construction of retirement housing in subdivision form if the proper debt financing can be arranged or a joint venture with an existing homebuilder can be negotiated. The Company may improve these undeveloped tracts of land as mobile home or recreational vehicle site pads and then either manage these developments or resell them immediately after these particular improvements have been rendered. The Company believes that by strictly limiting further development of improved land to the criteria outlined above, it can operate profitably within its chosen industry.




PAGE-6-




(5)  Sources And Availability Of Raw Materials And The  Names  Of
  Principal Suppliers

Not applicable.

(6) Dependence On One Or A Few Major Customers

The   Company  does not foresee that its business in  the  future will depend on one  or  a few major customers.

(7)   Patents,  Trademarks,  Licenses,  Franchises,  Concessions,
  Royalty Agreements Or Labor Contracts, Including Duration

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8) Need For Any Government Approval Of Principal Products Or Services. If Government Approval Is Necessary And The Small Business Issuer Has Not Yet Received That Approval, Discuss The Status Of The Approval Within The Government Approval Process

There is no significant federal governmental regulation that would impact the Company's day-to-day operations. However, there may be various state and local rules, regulations, codes, or ordinances that may impact the improvement of undeveloped land. The Company anticipates hiring local contractors to do all of the work in the development and improvement of any land purchased by the Company. These contractors will be more knowledgeable about these state and local rules, regulations, codes, or ordinances, and are fully bonded for any violations of state and local rules, regulations, codes, or ordinances that may impact the Company.

(9)  Effect  Of Existing Or Probable Governmental Regulations  On
  The Business

An investor in vacant land must be aware of the legal and political attitudes of local governing bodies. As noted earlier, local government may have a direct effect on the future development of a specific parcel of land. Some communities have passed growth management legislation that requires developers to have their infrastructure (streets, sewers, sidewalks utility lines, etc.) in place before they offer their properties for sale. Others have raised other barriers to development. For example, if a community practices a no-growth policy, it may be difficult, if not impossible, to secure the cooperation necessary to have subdivision plans approved and/or necessary utility services installed.

 (10)  Estimate Of The Amount Spent During Each Of The  Last  Two
  Fiscal  Years  On Research And Development Activities,  And  If
  Applicable The Extent To Which The Cost Of Such Activities  Are
  Borne Directly By Customers

None.

(11)  Costs  And  Effects Of Compliance With  Environmental  Laws
  (Federal, State And Local)

The real estate development industry is subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict real estate related activity in environmentally sensitive regions or areas.

(12) Number Of Total Employees And Number Of Full Time Employees

Excluding officers, the Company presently has no employees. Only one (1) Officer is actively engaged as an employee for the Company. He devotes approximately 15 hours a week to Company. The Company anticipates relying solely on the efforts of its officers and directors in the near short term.





PAGE-7-




C.Reports to Security Holders

(1)  Annual Reports

Although  Costas  has not been required to  do  so,  the  Company
intends   voluntarily  to  deliver  annual  reports  to  security
holders.   Such  annual  reports will include  audited  financial
statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, Costas has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, Costas will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials Costas files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Discussion and Plan of Operation

A.Management's Discussion

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

The Company financed its operations during the period from December
10, 1998 to December 31, 2002 by issuing capital stock to its founder and officers in exchange for cash and net income from operations.
Costas so far has limited its operations primarily to startup and development activities. Moreover, we have limited capital resources.
In the approximately four years of operation from December 10, 1998
(Date of Inception) to December 31, 2002, the Company generated revenues amounting to $20,700 from the gain on the sale of land and interest income on a related note receivable for such sale of land and posted a net loss of $16,296 resulting from start-up, general administrative expenses and compensation to a related party. The Company is considered a development stage company.

The Company is authorized to issue 20,000,000 shares of its $0.001 par value Common Stock and 5,000,000 shares of its $0.001 Preferred Stock. During December 1998, the Company issued 1,250,000 shares of its $0.001 par value common stock to a former officer and current director in exchange for services rendered in the amount of $1,250. During January 1999, the Company issued 300,000 shares of its $0.001 par value common stock in exchange for a three-year consulting agreement with an individual. The consulting services were valued at $3,000. During April 1999, the Company issued 900,000 shares of its $0.001 par value common stock to a shareholder of the Company, who is a former officer and a current director, in exchange for the cancellation of a note payable in the amount of $35,000. During December 2001, the Company issued 100,000 shares of its $0.001 par value common stock in exchange for a one-year consulting agreement with an officer and director of the Company. The consulting services were valued at $100. On October 31, 2002, the Company completed its offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and issued a total of 358,400 shares of its $0.001 par value common stock in exchange for cash of $35,840. As of October 31, 2002, the funds were being held by an escrow agent and were released to the Company in November 2002. There have been no other issuances of common and/or preferred stock.




PAGE-8-




As of the date of this filing but subsequent to the period reported in the audited financial statements (November 25, 2002), the Company consummated the execution of leases with option to purchase pertaining to two (2) parcels each located in Pahrump, Nevada (the Keenan Property and the Shady Property).

B.Plan of Operation

The Company believes that it has sufficient resources to support its operations for the next twelve to eighteen months. This conclusion is based upon the fact that fixed costs for the Company are negligible, consisting primarily of basic office expenses and supplies. The Company does not pay salaries and does not anticipate paying salaries for the foreseeable future. However, without realizing revenues, the Company will eventually face financial difficulties and may need to raise additional capital. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern. The Company's audited financial statements clearly indicate concern on the part of the auditor as to the viability of the Company as a going concern. If the Company does not realize significant revenues in the near-term and the Company does not secure additional capital, it may be difficult to continue operations notwithstanding the fact that our fixed costs are nominal. The level of operations we anticipate supporting over the next 12-18 months is directly proportional to the number of real estate acquisitions (if any) successfully consummated by the Company. The source of this revenue is anticipated to emanate from
(i) the purchase and re-sale real estate in Pahrump and southern Nevada; and (ii) the acquisition of rental properties and subsequent management thereof.

C.Segment Data

As of December 31, 2001, the Company has generated no sales revenue for twelve months ended for calendar year 2001 under a single business segment. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.   Description of Property

A.Description of Property

The Company's principal offices are located at 3356 Eagle Way, Rosamond, California 93560, telephone: (661) 256-2168. John Henderson, President and CEO of the Company, provides this office space, located in his residence, without charge to the Company.

As of the date of this filing but subsequent to the period reported in the audited financial statements (October 31, 2002), the Company has consummated the execution of leases with option to purchase pertaining to two (2) parcels each located in Pahrump, Nevada, (the Keenan Property and the Shady Property). Both the Keenan Property and Shady Property are one and one quarter acre parcels with a 1200 square foot home located thereupon. The principal terms of these agreements include the following:

     1. The sum of $3,500.00 in the form of a down payment on both properties which sum shall be applied to the principal purchase price.

     2. Lease payments on the Keenan Property for the sum of $750.00 due the 1st of each month from December 1, 2002 until November 30, 2006. Lease payments on the Shady Property for the sum of $750.00 due the 1st of each month from January 1, 2003 until December 31, 2006.




PAGE-9-




     3. An option to purchase the Keenan Property for the principal sum of $70,000.00 which option shall expire November 30, 2006. An option to purchase the Shady Property for the principal sum of $80,000.00 which option shall expire December 31, 2006.

     4. From each monthly lease payment of $750.00, the sum of $50.00 shall be allocated towards the purchase price on each property respectively.

The Company has sub-leased the Keenan Property on the following terms:

     1.   An initial deposit of $350.00.

     2.   A minimum lease period of six (6) months.

     3. A monthly lease payment of $700.00 due on the 24th of each month.

The Company assumed a sub-lease on the Shady Property on the following terms in place with the present sub-lessor since August
12, 2002:

     1.   An initial deposit of $400.00.

     2.   A minimum lease period of twelve (12) months.

     3. A monthly lease payment of $750.00 due on the 12th of each month.

B.   Investment Policies

The Company does not presently does not have any written investment policy with regards to investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
Management

A.Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of   Name of Beneficial   Number of   % of Class
  Class           Owner          Shares
------------------------------------------------------------
Common     John W. Henderson,    100,000        3.44%
Stock      President, and
           Director (1)

Common     Frank Danesi Jr.,   2,150,000       73.92%
Stock      Director (2)

Common     Ted D. Campbell II    315,000       10.83%
Stock      (3)

Common     Officers and        2,250,000       77.36%
Stock      Directors as a
           Group
------------------------------------------------------------




PAGE-10-




Footnotes:

(1).    The  address  for John W. Henderson is  3356  Eagle  Way,
  Rosamond, California 93560.

(2). The Address for Frank Danesi Jr. is 8787 West Washburn Road,
  Las Vegas, Nevada 89149.

(3). The Address for Ted D. Campbell II is 9508 Royal Lamb Drive,
  Las Vegas, Nevada 89145.

B.Change in Control

No arrangements exist that may result in a change of control of Costas.

Item 5.   Directors and Executive Officers, Promoters and Control
Persons

A.Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company's directors, executive officers, and significant employees are as follows:

     NAME           AGE          POSITION             DIRECTOR SINCE
----------------------------------------------------------------------
John W. Henderson    59     President, Treasurer,      December 2001
                            Secretary, and Director

Frank Danesi Jr.     49     Director                   December 1998


John W. Henderson, President, Treasurer, Secretary, and Director Mr. Henderson is a retired Air Force Chief Master Sergeant (1963-
1987) who served in the Vietnam War and during his distinguished career was awarded the Air Force Commendation Medal with Two Oak Leaf Clusters and a Meritorious Service Medal. The DAF Civil
Service currently employs Mr. Henderson where he is the 412th Test Wing, Shadow Logistic Test Flight's Maintenance Manager in charge of the base support fleets. In May 1990 he went to work for the DAF Civil Service as an F-16 dedicated crew chief and was later promoted to the 412th Test Wing, Shadow Logistic Test Flight's Maintenance Manager where he is responsible for the overall management of the base support fleets which includes the T -38, T -39, F-16 and the KC-135 flights. He was tasked to provide a cost effective maintenance organization consisting of a total civil service work force. He quickly multi-skilled the
existing   technicians   and  reduced   the   over-all   manpower
requirements by 50%, while generating $33 million dollars in revenue annually. The flight generates 65% of all the sorties flown at the Air Force Flight Test Center with only 19% of the on-equipment manpower.

Frank Danesi Jr., Director Mr. Danesi is a retired officer (Major) from the United States Air Force with over 15 years
experience      directing      and      commanding       aircraft
maintenance/munitions organizations worldwide as large as 700 personnel with assets valued at $2.5 billion and annual operating budgets exceeding $3 million. He recently has served as President of ALD Services, Inc., a logistics-consulting firm for developing and operating companies. As ALD's President, he took the company from concept to field support in less than 6 months while also designing the copyrighted software. After only 2 years, the company received its OTCBB listing. Mr. Danesi is currently the President of Go Public First, Inc., a corporate consulting firm, which specializes in assisting small companies to access capital. He holds a BS from Ursinus College and an MBA from LaSalle University.




PAGE-11-




B.Family Relationships

None.

C.Involvement  on Certain Material Legal Proceedings  During  the
  Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

A.Remuneration of Directors, Executive Officers, and  Significant
  Employees



     NAME             POSITION                 COMPENSATION
--------------------------------------------------------------
John W. Henderson    President, Treasurer,          None
                     Secretary, and Director

Frank Danesi Jr.     Director                       None


As of the date of this Registration Statement, no salary has been paid to the Company's officers and directors. Officers and directors of the Company will not receive any compensation until the Company becomes profitable from revenue producing operations. The Board of Directors will determine the amount of their compensation, which will depend on the profitability of the Company.

In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7.   Certain Relationships and Related Transactions

On December 11, 1998, the Company issued 1,250,000 shares of its
$0.001 par value common stock to a shareholder of the Company, who is a former officer and director.




PAGE-12-




On April 17, 1999, Frank Danesi, a shareholder and former officer and director of the Company sold a parcel of land to the Company in exchange for a note payable in the amount of $35,000. On the same day, the Company issued Mr. Danesi 900,000 shares of its $0.001 par value common stock in exchange for the cancellation of the $35,000 note payable.
(See Note 10 - Stockholders' equity).

On December 1, 2001, the Company issued 100,000 shares of its $0.001 par value common stock in exchange for a one-year consulting agreement with John Henderson, an officer and director of the Company. The consulting services are valued at $100. (See Note 4 - Prepaid expenses).

During the period ended December 31, 2001, the Company loaned $1,515 to Frank Danesi, a shareholder and a former officer and director of the Company. Also, during the period ended December 31, 2002 the Company loaned an additional $1,950 to this individual. The note bears no interest and is due upon demand. As of December 31, 2001 and December 31, 2002 no payments have been made.

During the period ended December 31, 2001, the Company loaned $3,100 Ted Canpbell, a shareholder of the Company. The note bears no interest and is due upon demand. As of December 31, 2001 and December 31, 2002 no payments have been made.

During the period ended December 31, 2002, the Company loaned $2,000 to GPF, Inc., a related entity. The note bears no interest and is due upon demand. As of December 31, 2002 no payments have been made.

Office space and services are provided without charge by a John Henderson, President of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolutions of such conflicts.

Item 8.   Description of Securities

The Company, a Nevada corporation, is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value and 5,000,000 shares of Preferred Stock, $0.001 par value. The Company has currently issued approximately 2,908,400 shares of Common Stock to approximately thirty-two (32)) shareholders of record, including officers, directors, and employees of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. There is no cumulative voting for the election of directors.




PAGE-13-




                             Part II

Item 1.Market  Price of and Dividends on the Registrant's  Common
       Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

The Company's equity is currently not traded on any public market and there has been no trading market to date. As of the date of this registration statement, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future.

B.Outstanding  Options,  Conversions,  and  Planned  Issuance  of
  Common Stock

As of December 31, 2002, there are no warrants or options outstanding to acquire any additional shares of common stock. There are no equity compensation plans as referred to by Item 201(d) of Regulation S-B.

C.Security Holders

The Company has currently issued approximately 2,908,400 shares of Common Stock to approximately thirty-seven (37) shareholder of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There are 2,565,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by affiliates, all 2,465,000 are currently freely transferable, but are subject to the resale limitations as outlined under Rule 144(e)(1)-(3). In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders As of the date of this registration statement, we had 37 holders of record of our common stock.




PAGE-14-




E.Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock. As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.Transfer Agent and Registrar

The  Transfer Agent for the shares of common voting stock of  the
Company  is  Helen Bagley, 1st Global Stock Transfer,  LLC,  7341
West  Charleston Blvd., Ste. 130, Las Vegas, Nevada 89117, (702)-
656-4919.

Item 2.   Legal Proceedings

As of the date of this Registration Statement, the Company is not and  has  not  been  a  party  to any  pending  legal  proceeding
involving  any  private  party  or  federal,  state,   or   local
authority.

Item 3.   Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of Costas resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between Costas and its principal accountant.

Item 4.   Recent Sale of Unregistered Securities

The Company was incorporated in Nevada on December 10, 1998.  The
Company  is  authorized to issue 20,000,000 shares of its  $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

During December 1998, the Company issued 1,250,000 shares of its $0.001 par value common stock (for services rendered in the amount of $2,000) to Frank Danesi Jr. (former officer and current director of the Company). That sale of stock did not involve any public offering or solicitation. At the time of the issuance, Mr. Danesi was in possession of all available material information regarding the issuer. Also, Mr. Danesi had a degree of financial sophistication sufficient to allow him to formulate an independent assessment of the investment merits of the issuer. On the basis of these facts, the Company claims that the issuance of the stock to Mr. Danesi was qualified for the available exemption from registration contained in Section 4(2) of the Securities Act of 1933.

During January 1999, the Company issued 300,000 shares of its $0.001 par value common stock (in exchange for a three-year consulting agreement valued at $3,000) to Ted D. Campbell II. That sale of stock did not involve any public offering or solicitation. At the time of the issuance, Mr. Campbell was in possession of all available material information regarding the issuer. Also, Mr. Campbell had a degree of financial sophistication sufficient to allow him to formulate an independent assessment of the investment merits of the issuer. On the basis of these facts, the Company claims that the issuance of the stock to Mr. Campbell was qualified for the available exemption from registration contained in
Section 4(2) of the Securities Act of 1933.

During April 1999, the Company issued 900,000 shares of its $0.001 par value common stock (in exchange for the cancellation of a note payable in the amount of $35,000) to Frank Danesi Jr. (former officer and current director of the Company). That sale of stock did not involve any public offering or solicitation. At the time of the issuance, Mr. Danesi was in possession of all available material information regarding the issuer.
Also, Mr. Danesi had a degree of financial sophistication sufficient to allow him to formulate an independent assessment of the investment merits of the issuer. On the basis of these facts, the Company claims that the issuance of the stock to Mr. Danesi was qualified for the available exemption from registration contained in Section 4(2) of the Securities Act of 1933.

During December 2001, the Company issued 100,000 shares of its $0.001 par value common stock (in exchange for a one-year consulting agreement valued at $100) to John W. Henderson (an officer and director of the Company).
That sale of stock did not involve any public offering or solicitation.
At the time of the issuance, Mr. Henderson was in possession of all available material information regarding the issuer. Also, Mr. Henderson had a degree of financial sophistication sufficient to allow him to formulate an independent assessment of the investment merits of the issuer. On the basis of these facts, the Company claims that the issuance of the stock to Mr. Henderson was qualified for the available exemption from registration contained in Section 4(2) of the Securities Act of 1933.

On August 12, 2002, the State of Nevada issued a permit to GFI to sell securities pursuant to registration by qualification in the state
(Permit # R02-100). The offering was exempt from federal registration pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended. On October 31, 2002, Costas closed that offering, in which it sold a total of 358,400 shares of its $0.001 par value common stock at $0.10 per share for cash in the amount of $35,840.

There  have  been  no other issuances of common and/or preferred stock.




PAGE-15-




Item 5.   Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.




PAGE-16-




Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.























PAGE-17-










                          Part F/S


Item 1.        Financial Statements





                        Costas, Inc.
                (A Development Stage Company)

                        Balance Sheet
                            as of
                 December 31, 2002 and 2001

                             and

                  Statement of Operations,
            Changes in Stockholders' Equity, and
                         Cash Flows
                     for the year ended
                 December 31, 2002 and 2001
                             and
                       for the period
            December 10, 1998 (Date of Inception)
                           through
                      December 31, 2002














PAGE-18-





                      TABLE OF CONTENTS


                                                              PAGE

Independent Auditors' Report                                     1

Balance Sheet                                                    2

Statements of Operations                                         3

Statements of Changes in Stockholders' Equity                    4

Statements of Cash Flows                                         5

Footnotes                                                        6




























PAGE-19-




Beckstead and Watts, LLP
Certified Public Accountants
                                     3340 Wynn Road, Suite B
                                         Las Vegas, NV 89102
                                                702.257.1984
                                          702.362.0540 (fax)

               INDEPENDENT AUDITORS' REPORT

Board of Directors
Costas, Inc.

We have audited the Balance Sheet of Costas, Inc. (the "Company") (A Development Stage Company), as of December 31, 2002 and 2001, and the related Statement of Operations, Stockholders' Equity, and Cash Flows for the year then ended and for the period December 10, 1998 (Date of Inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Costas, Inc. (A Development Stage Company) as of December 31, 2002, and the results of its operations and cash flows for year then ended and for the period December 10, 1998 (Date of Inception) to December 31, 2002 and 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note
3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Beckstead and Watts LLP
-----------------------------

March 17, 2003




PAGE-20-




                        Costas, Inc.
                (a Development Stage Company)
                       Balance Sheets

                                               December 31,
                                   ----------------------------------
                                           2002              2001
Assets                             ----------------------------------

Current assets:
Cash                               $       9,410      $       1,055
Prepaid expenses                               -                175
                                   ----------------------------------
Total current assets                       9,410              1,230
                                   ----------------------------------
Fixed assets, net                          1,377              1,656

Security Deposits                          7,050                  -
Notes Receivable                          39,982             41,879
Notes Receivable - related                 2,000              6,315
parties                            ==================================
                                   $      59,819      $      51,080
                                   ==================================
Liabilities and Stockholders'
Equity (Deficit)

Current liabilities:
Accounts payable                   $         750      $           -
Customer deposits                            175                  -
      Deferred revenue                         -             13,959
                                   ----------------------------------
Total current liabilities                    925             13,959
                                   ----------------------------------
Stockholders' equity (deficit):
Preferred stock, $0.001 par value,             -                  -
5,000,000
         shares authorized, none
    issued and
         outstanding as of
    12/31/02 and 12/31/01,
         respectively
Common stock, $0.001 par value,            2,908              2,550
20,000,000 shares authorized,
2,908,400 and 2,550,000 shares
issued and outstanding as of
12/31/02 and 12/31/01,
respectively
Additional paid-in capital                72,282             36,800
Earnings (deficit) accumulated           (16,296)            (2,229)
during development stage           ----------------------------------
                                          58,894             37,121
                                   ----------------------------------
                                   $      59,819      $      51,080
                                   ==================================


    The accompanying notes are an integral part of these
                    financial statements.






PAGE-21-                                                           F2





                        Costas, Inc.
                (a Development Stage Company)
                  Statements of Operations

                                  For the years ended        December 10, 1998
                                      December 31,           (Inception) to
                                                                December 31,
                                      2002         2001             2002

Revenue
      Real estate sales        $     20,000    $       -     $     20,000
      Rental income                     700            -              700
                               -----------------------------------------------
         Total revenue               20,700            -           20,700

Cost of sales:
      Commissions                     5,500            -            5,500
      Other cost of sales               541            -              541
                               -----------------------------------------------
         Total cost of sales          6,041            -            6,041
                               -----------------------------------------------
Gross Profit                         14,659            -           14,659

Expenses:
General & administrative              9,855        2,637           12,492
expenses
General & administrative             14,430        1,008           18,605
expenses - related party
Compensation - related party          8,265            -            8,265
Depreciation                            279          197              476
                               -----------------------------------------------
Total expenses                       32,829        3,842           39,838
                               -----------------------------------------------
Other income:
     Interest income                  4,103        3,693            8,883
                               -----------------------------------------------
Net (loss)                     $    (14,076)   $    (159)    $    (16,296)

Weighted average number of        2,610,879    2,458,197
common shares outstanding -
basic and fully diluted
Net (loss) per share - basic   $      (0.01)   $   (0.00)
and fully diluted







    The accompanying notes are an integral part of these
                    financial statements.




PAGE-22-                                                           F3





                        Costas, Inc.
                (a Development Stage Company)
        Statements of Changes in Stockholders' Equity

                 Common Stock       Additional     Earnings       Total
              --------------------  Paid-in       (Deficit)    Stockholders'
                                    Capital      Accumulated    Equity
                                                   During
                                                 Development
                                                    Stage
               Shares      Amount
December      ----------------------------------------------------------------
1998
Founder       1,250,000   $ 1,250   $      -        $     -     $    1,250
shares

Net (loss)
December                                             (1,250)        (1,250)
10, 1998      ----------------------------------------------------------------
(inception) to
December
31, 1998

Balance,      1,250,000     1,250          -         (1,250)             -
December
31, 1998

January
1999
Issued for      300,000       300      2,700                         3,000
services

March 1999
Issued for      900,000       900     34,100                        35,000
cancellati
on of note
payable

Net (loss)
For the                                                (917)          (917)
year ended    ----------------------------------------------------------------
December
31, 1999

Balance,      2,450,000     2,450     36,800         (2,167)        37,083
December
31, 1999

Net (loss)
      For                                                97             97
the year      ----------------------------------------------------------------
ended

December
31, 2000

Balance,      2,450,000     2,450     36,800         (2,070)        37,180
December
31, 2000

December        100,000       100                                      100
2001

Issued for
Services

Net (loss)
      For                                              (159)          (159)
the year      ----------------------------------------------------------------
ended

December
31, 2001

Balance,      2,550,000     2,550     36,800         (2,229)        37,121
December
31, 2001

October         358,400       358     35,482                        35,840
2002

Issued for
cash

Net (loss)
For the                                             (14,067)       (14,067)
year ended    ----------------------------------------------------------------
December
31, 2002

Balance,      2,908,400   $ 2,908   $ 72,282      $ (16,296)      $ 58,894
December      ================================================================
31, 2002



    The accompanying notes are an integral part of these
                    financial statements.





PAGE-23-                                                           F4




                        Costas, Inc.
                (a Development Stage Company)
                  Statements of Cash Flows

                                        For the years ended     December 10,
                                            December 31,      1998 (Inception)
                                  ---------------------------  to December 31,
                                       2002        2001             2002
Cash flows from operating         --------------------------------------------
activities
Net (loss)                        $  (14,067)    $ (159)        $ (16,296)
Shares issued for services                 -        100             4,350
Deferred compensation                    175        908                 -
Shares issued for                          -          -            35,000
cancellation of note payable
Depreciation                             279        197               476
Adjustments to reconcile net
(loss) to net cash (used) by
operating activities:
Increase in accounts payable             750          -               750
Increase in customer                     175          -               175
deposits
(Decrease) in deferred               (13,959)         -                 -
revenue                           --------------------------------------------
Net cash (used) by operating         (26,647)     1,046            24,455
activities                        --------------------------------------------

Cash flows from investing
activities
Decrease (increase) in note            1,897      5,380           (39,982)
receivable
Decrease in accrued interest               -      1,097                 -
Decrease (increase) in notes           4,315     (4,615)           (2,000)
receivable - related party
Purchase of fixed assets                   -     (1,853)           (1,853)
(Increase) in security                (7,050)         -            (7,050)
deposits                          --------------------------------------------
Net cash provided (used) by             (838)         9           (50,885)
investing activities              --------------------------------------------

Cash flows from financing
activities
Issuances of common stock             35,840          -            35,840
                                  --------------------------------------------
Net cash provided by                  35,840          -            35,840
financing activities              --------------------------------------------

Net increase in cash                   8,355      1,055             9,410
Cash - beginning                       1,055          -                 -
                                  --------------------------------------------
Cash - ending                     $    9,410    $ 1,055           $ 9,410
                                  ============================================
Supplemental disclosures:
Interest paid                     $        -    $     -           $     -
                                  ============================================
Income taxes paid                 $        -    $     -           $     -
                                  ============================================
Non-cash transactions:
       Stock issued for           $        -    $   100           $ 4,350
services provided                 ============================================
       Number of shares                    -    100,000         1,650,000
issued for services               ============================================

Stock issued for                  $        -    $     -         $  35,000
cancellation of note payable      ============================================
Number of shares issued                    -          -           900,000
cancellation of note payable      ============================================



    The accompanying notes are an integral part of these
                    financial statements.




PAGE-24-                                                           F5




                        Costas, Inc.
                (a Development Stage Company)
                            Notes

Note 1 - History and organization of the company

The Company was organized December 10, 19980 (Date of Inception) under the laws of the State of Nevada, as Costas, Inc. The Company has limited operations and in accordance with SFAS #7, the Company is considered a development stage company.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2002 and 2001.

Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2002 and 2001.

Fixed Assets
The costs of fixed assets is depreciated over the following estimated useful life of the asset utilizing the straight-line method of depreciation:

                 Computer equipment       5 years
                 Leasehold improvements   7 years

Revenue recognition
The Company recognizes revenue from the sale of real estate with the full accrual method. If the customer or buyer has inadequate initial investments (i.e. cash-payment in excess of 25%) in accordance with Statement of Financial Accounting Standards (SFAS #66) "Accounting for Sales of Real Estate" in the period that sale occurs, the Company records deferred revenue. Once the Company received an adequate initial investment and receives 25% or more of the purchase price from the customer they record the appropriate revenue and cost of sales. The Company recognizes interest income as earned.

The Company reports rental income over the lease term as it becomes receivable according to the provisions of the lease. However, if rentals vary from a straight-line basis, the income shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit from the leased property is diminished, in which case that basis shall be used.

Advertising costs
The  Company expenses all costs of advertising as  incurred.
There were no advertising costs included in selling, general and administrative expenses in 2002 and 2001.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of December 31, 2002.





PAGE-25-                                                           F6




                        Costas, Inc.
                (a Development Stage Company)
                            Notes

Reporting on the costs of start-up activities
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2002 and 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable on the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Recent pronouncements
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.





PAGE-26-                                                           F7




                        Costas, Inc.
                (a Development Stage Company)
                            Notes

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SEAS No. 123.

Year end
The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company raised funds via securities offering pursuant to Regulation D, Rule 504. If the securities offering does not provide sufficient capital, some of the shareholders of the Company have agreed to provide sufficient funds as a loan over the next twelve-month period. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.




PAGE-27-                                                           F7




                        Costas, Inc.
                (a Development Stage Company)
                            Notes

Note 4 - Income taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Note 5 - Deferred compensation

On   January   17,  1999,  the  Company  executed  a  three-year
consulting agreement with an individual in exchange for  300,000 shares of the Company's $0.001 par value common stock valued at $3,000. (See Note 9)

 For the year      Consulting     Deferred compensation
    ended           expense
--------------------------------------------------------------------
     1999           $    917             $ 2,083
     2000           $  1,000             $ 1,083
     2001           $  1,000             $    83
     2002           $     83             $     -

On December 1, 2001, the Company executed a one-year consulting agreement with an officer and director of the Company in exchange for 100,000 shares of the Company's $0.001 par value common stock valued at $100. (See Notes 9 and 12)

 For the year     Consulting       Deferred
    ended         expense          compensation
-------------------------------------------------------
    2001          $      8          $     92
    2002          $     92          $      -

Note 6 - Fixed assets

The Company acquired the following assets:

For the year    Office         Leasehold        Depreciation
   ended        equipment      improvements     expense
--------------------------------------------------------------
   2000         $      -       $        -       $       -
   2001         $    253       $    1,600       $     197
   2002         $      -       $        -       $     297

Note 7 - Notes receivable

On April 17, 1999, Frank Danesi, Jr., a shareholder and former officer and director of the Company sold a parcel of land located in Pahrump, Nevada to the Company with a value of $35,000 based on historical cost. On September 1, 2000, the Company sold a parcel of land located in Pahrump, Nevada to an individual (buyer) for $55,000. The resulting gain net of selling costs to the Company of approximately $13,959 was deferred as of December 31, 2001 and 2000 due to an inadequate initial investment from the buyer. The deferred revenue of $13,959 is included as a current liability of the Company. During March 2002, the received monthly payments which were applied against the note receivable and as a result of this payment the buyer satisfied the minimum initial investment requirements to achieve full profit recognition in accordance with SFAS #66. Accordingly, the Company has recorded the gain net of selling costs of $13,959 in March 2002.





PAGE-28-                                                           F8




                        Costas, Inc.
                (a Development Stage Company)
                            Notes

Of the total amount the Company received a total of $11,000 and paid $6,041 in selling costs and the balance of $44,000 is considered a note receivable. The note has an interest rate of 10% per annum for a period of 6 years is secured by a deed or trust. The Company is to receive monthly payments of $500 on the eleventh day of each month beginning in October 2000. The final payment will be a balloon payment of approximately $31,419 of principal and interest. During the years ended December 31, 2002 and 2001 the individual is current with their payments and the interest income was $4,103 and $3,683, respectively.

Note 8 - Notes receivable - related parties

On April 12, 2001, the Company executed a promissory note with A&C Development, Inc. in the amount of $700 with no interest. The note is due upon demand. As of December 31, 2002 no payments have been made and this entire note has been written off to bad debt expense. (See Note 12)

On August 31, 2001, the Company executed a promissory note with Filo Quip Corporation, in the amount of $1,000 with no interest. The note is due upon demand. As of December 31, 2002, no payments have been made and this entire note has been written off to bad debt expense. (See Note 12)

During the period ended December 31, 2001, the Company loaned $1,515 to a shareholder and former officer and director of the Company. Also, during the period ended December 31, 2002 the Company loaned an additional $1,950 to this individual. The note bears no interest and is due upon demand. As of December 31, 2002 no payments have been made and $3,465 has been written off to compensation expense. (See Note 12)

During the period ended December 31, 2001, the Company loaned $3,100 to a shareholder of the Company. The note bears no interest and is due upon demand. As of December 31, 2002 no payments have been made and this entire note has been written off to compensation expense. (See Note 12)

During the period ended December 31, 2002, the Company loaned $4,000 to an entity owned 100% by a few shareholders of the Company. The note bears no interest and is due upon demand. As of December 31, 2002, there was one payment of $2,000 to repay the loan. As of December 31, 2002, the total amount due is $2,000. (See Note 12)

Note 9 - Stockholders' equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On December 11, 1998, the Company issued 1,250,000 shares of its $0.001 par value common stock to a shareholder of the Company, who is a former officer and director, in exchange for services valued at $1,250. (See Note 12)

On January 17, 1999, the Company issued 300,000 shares of its $0.001 par value common stock in exchange for a three-year consulting agreement with an individual. The consulting services are valued at $3,000. (See Note 5)

On April 17, 1999, the Company issued 900,000 shares of its $0.001 par value common stock to a shareholder of the Company, who is a former officer and director, in exchange for the cancellation of a note payable in the amount of $35,000. (See Note 12)

On December 1, 2001, the Company issued 100,000 shares of its $0.001 par value common stock in exchange for a one-year consulting agreement with an officer and director of the Company. The consulting services are valued at $100. (See Notes 5 and 12)




PAGE-29-                                                          F9




                        Costas, Inc.
                (a Development Stage Company)
                            Notes

On December 31, 2002, the Company completed its offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and issued a total of 358,400 shares of its $0.001 par value common stock in exchange for cash of $35,840.

There   have  been  no  other  issuances  of  common  and/or
preferred stock.

Note 10 - Warrants and Options

As of December 31, 2002 and 2001, there were no warrants or options outstanding to acquire any additional shares of common and/or preferred stock.

Note 11 - Contracts

On November 8, 2002, the Company executed a lease agreement with an entity to lease residential property in Pahrump, Nevada for a period of four years starting on December 1, 2002 with monthly rent of $750. The Company has the option to purchase this property for $73,000 and can exercise at anytime until November 30, 2006. During the year ended December 31, 2002, the Company paid a $3,500 refundable deposit which will be applied against the purchase price of the property. In addition, $50 of the monthly rent will get applied as a credit against the purchase price of the property. The future minimum lease payments are as follows:

For the year       Payments
   ended
------------------------------------
   2002           $     750
   2003           $   9,000
   2004           $   9,000
   2005           $   9,000
   2006           $   8,250

Note 12 - Related party transactions

On December 11, 1998, the Company issued 1,250,000 shares of its $0.001 par value common stock to a shareholder of the Company, who is a former officer and director. (See Note 9)

On April 17, 1999, Frank Danesi, Jr., a shareholder and former officer and director of the Company sold a parcel of land to the Company in exchange for a note payable in the amount of $35,000. On the same day, the Company issued Mr. Danesi 900,000 shares of its $0.001 par value common stock in exchange for the cancellation of the $35,000 note payable. (See Note 9)

On April 12, 2001, the Company executed a promissory note with A&C Development, Inc. in the amount of $700 with no interest. The note is due upon demand. As of December 31, 2002 no payments have been made and this entire note has been written off to bad debt expense. (See Note 8)

On August 31, 2001, the Company executed a promissory note with Filo Quip Corporation, in the amount of $1,000 with no interest. The note is due upon demand. As of December 31, 2002, no payments have been made and this entire note has been written off to bad debt expense. (See Note 8)

On December 1, 2001, the Company issued 100,000 shares of its $0.001 par value common stock in exchange for a one-year consulting agreement with an officer and director of the Company. The consulting services are valued at $100. (See Notes 5 and 9)

During the period ended December 31, 2001, the Company loaned $1,515 to a shareholder and a former officer and director of the Company. Also, during the period ended December 31, 2002 the Company loaned an additional $1,950 to this individual. The note bears no interest and is due upon demand. As of December 31, 2002 no payments have been made and $3,465 has been written off to compensation expense. (See Note 8)




PAGE-30-                                                          F10





                        Costas, Inc.
                (a Development Stage Company)
Notes

During the period ended December 31, 2001, the Company loaned $3,100 to a shareholder of the Company. The note bears no interest and is due upon demand. As of December 31, 2002 no payments have been made and this entire note has been written off to compensation expense. (See Note 8)

During the period ended December 31, 2002, the Company loaned $4,000 to an entity owned 100% by a few shareholders of the Company. The note bears no interest and is due upon demand. As of December 31, 2002, there was one payment of $2,000 to repay the loan. As of December 31, 2002, the total amount due is $2,000. (See Note 8)

Office space and services are provided without charge by an officer, director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 13 - Subsequent events

On January 1, 2003, the Company executed a lease agreement with an entity to lease residential property in Pahrump, Nevada for a period of four years starting on January 1, 2003 with monthly rent of $750. The Company has the option to purchase this property for $80,000 and can exercise at anytime until December 31, 2006. During the year ended December 31, 2002, the Company paid a $3,500 refundable deposit which will be applied against the purchase price of the property. In addition, $50 of the monthly rent will get applied as a credit against the purchase price of the property. The future minimum lease payments are as follows:

For the year     Payments
   ended
----------------------------
   2003          $  9,000
   2004          $  9,000
   2005          $  9,000
   2006          $  9,000







PAGE-31-                                                          F11





                            Part III


Item 1.        Index to Exhibits

 Exhibit        Name and/or Identification of Exhibit
 Number
-----------     -------------------------------------------------------------
    3           Articles of Incorporation & By-Laws
                  a.  Articles of Incorporation of the Company filed
                      December 10, 1998 and Amendments Thereto
                  b.  By-Laws of the Company adopted December 11, 1998

   10           Material Agreements
                  a. Lease Option to Purchase - 1700 Shady Lane, Pahrump, Nevada 89048
                  b. Lease Option to Purchase - 1260 Keenan Way, Pahrump, Nevada 89048

   23           Consent of Experts and Counsel
                  Consents of independent public accountants























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                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.

                       Costas, Inc., Inc.
                     -------------------------
                          (Registrant)

Date:     April 28, 2003


By:  /s/ John W. Henderson
     ----------------------------
     John W. Henderson, President, Secretary, Treasurer, and Director





























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